American Power Corp.
16 Market Square Center
1400 16th Street, Suite 400
Denver, CO  80202

June 19, 2012

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Re:	American Power Corp. Request to Withdraw Registration Statement on Form S-1
(File No. 333-180522)

Ladies and Gentlemen:

This letter is filed pursuant to Rule 477 of the Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), with reference to the Registration Statement on Form S-1 (File No. 333-180522), together with all exhibits thereto, that was originally filed by American Power Corp. (the “Company”) with the Securities and Exchange Commission (the “SEC”) on April 2, 2012 (the “Registration Statement”).  In light of recent changes to the structure of the proposed transaction and comments received from the Commission, the Company has determined to amend the terms of the offering to which this Registration Statement relates.  No securities have been sold pursuant to this Registration Statement.  Accordingly, the Company hereby applies for an order granting the immediate withdrawal of the Registration Statement.

The Company further requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the SEC in connection with the filing of the Registration Statement be credited for future use.

If you have any questions with respect to this request, please call Michelle Shepston of Davis Graham & Stubbs LLP, counsel to the Company, at (303) 892-7344.

American Power Corp.

By /s/ Alvaro Valencia
Alvaro Valencia
President and Chief Executive Officer